United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6

RE:    American Media Systems Co.

Registration Statement on Form SB-2
Comments to Amendment 1.
File No. 333-123169

COMMENT: 1 GENERAL

AMENDED DISCLOSURE, financial statements, page 23

AMERICAN MEDIA SYSTEMS CO.

(A Development Stage Company)

FINANCIAL STATEMENTS

March 31, 2005

AMERICAN MEDIA SYSTEMS CO.
(A Development Stage Company)
BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
As at	2005	2004

	$	$
ASSETS

Current Assets
Cash	1	1

INTELLECTUAL PROPERTY (Note 4)	2	-

EQUIPMENT	41,200	43,703

TOTAL ASSETS	41,203	43,704

LIABILITIES

Current Liabilities
Accrued audit fees payable	3,852	3,600
Accrued legal fees payable	2,500	2,500
Advances from a related party	3,692	1,242

TOTAL LIABILITIES	10,044	7,342

STOCKHOLDER'S EQUITY
Common stock
Authorized:
50,000,000 common shares, $0.00001 par value;
Issued and outstanding:
1,000,000 common shares	10	10

Additional Paid-in Capital	44,390	44,390

Donated Capital	15,076	676

Deficit Accumulated During the Development Stage	(28,317)	(8,714)

TOTAL STOCKHOLDER'S EQUITY	31,159	36,362

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	41,203	43,704

See accompanying Notes to the Financial Statements

AMERICAN MEDIA SYSTEMS CO.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(UNAUDITED)

		Accumulated from
	Three	December 6, 2004
	Months Ended	(Date of Inception)
	March 31,	to March 31,
	2005	2005

	$	$

Revenue	-	-

General and Administrative Expenses
Audit	252	3,852
Consulting	14,400	14,775
Depreciation	2,503	3,200
Legal and filing fees	-	2,805
Rent	2,400	2,400
Research and development	-	859
Web site development	48	426

	19,603	28,317

NET LOSS FOR THE PERIOD	(19,603)	(28,317)

BASIC NET LOSS PER SHARE	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,000,000

See accompanying Notes to the Financial Statements

AMERICAN MEDIA SYSTEMS CO.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S EQUITY
(UNAUDITED)

For the Period from Inception on December 6, 2004 to March 31, 2005:

					Deficit
					Accumulated
			Additional		During the	Total
	Common	Stock	Paid-in	Donated	Development	Stockholder's
	Stock	Amount	Capital	Capital	Stage	Equity

		$	$	$	$	$

Balance, December 6, 2004	-	-	-	-	-	-
Common stock issued for cash at $1.00 per share on December 6, 2004	1	-	1	-	-	1

Cancellation of common stock	(1)	-	(1)	1	-	-

Common stock issued for assets at $0.0444 per share on December 7, 2004	1,000,000	10	44,390	-	-	44,400

Donated services by President	-	-	-	675	-	675

Net loss for the period	-	-	-	-	(8,714)	(8,714)

Balance, December 31, 2004	1,000,000	10	44,390	676	(8,714)	36,362
Donated services by President	-	-	-	14,400	-	14,400

Net loss for the period	-	-	-	-	(19,603)	(19,603)

Balance, March 31, 2005	1,000,000	10	44,390	15,076	(28,317)	31,159

See accompanying Notes to the Financial Statements

AMERICAN MEDIA SYSTEMS CO.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(UNAUDITED)

		Accumulated from
	Three	December 6, 2004
	Months Ended	(Date of Inception)
	March 31,	to March 31,
	2005	2005

	$	$

OPERATING ACTIVITIES
Net Loss	(19,603)	(28,317)
Items not requiring cash outlay
Website design and programming	-	300
Consulting	14,400	14,775
Depreciation	2,503	3,200
Cash provided by (used in) changes in operating assets and liabilities
Accrued audit fees payable	252	3,852
Accrued legal fees payable	-	2,500
Advances from a related party	2,448	3,690

Cash used in operating activities	-	-

FINANCING ACTIVITIES
Issuance of common stock for cash	-	1

Net Cash provided by financing activities	-	1

Increase in Cash	-	1

Cash, Beginning of Period	1	-

Cash, End of Period	1	1

See accompanying Notes to the Financial Statements

AMERICAN MEDIA SYSTEMS CO
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

These unaudited financial statements have been prepared in accordance with the instructions to SEC Form 10-QSB. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as at December 31, 2004.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal, recurring nature. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that can be expected for the year ended December 31, 2005.

The Company's inception was on December 6, 2004. Accordingly, comparative balances for the three month period ended March 31, 2004 were not presented.

NOTE 2 - GOING CONCERN

The Company is in the development stage and has not yet generated any revenues from its operations. Until a self-sustaining level of operations is attained, any future financing will likely involve the further issuance of capital stock. The Company's financial statements were prepared using generally accepted accounting principles applicable to a going concern which contemplate the realization of assets and discharge of liabilities in the normal course of business. Management intends to secure additional financing through the issuance of stock. However, there can be no assurance that management will be successful in its efforts to secure additional financing through the issuance of common stock, or that it will ever develop a business which is self-supporting. Such limitations could have a material adverse effect on the Company's financial condition or operations, and these financial statements do not include any adjustments that could result therefrom. These factors together raise substantial doubt about its ability to continue as a going concern.

NOTE 3 - NEW SIGNIFICANT ACCOUNTING POLICY

Intellectual Property

Intellectual property is initially recorded at cost and amortized to operations over its estimated useful life. It is written down to its net realizable value if it is determined that its carrying value exceeds the estimated future benefits to the Company.

NOTE 4 - INTELLECTUAL PROPERTY

On February 15, 2005 the Company purchased the intellectual property to the Mentor Series of Instructional DVDs and the Craft College Series of Instructional DVDs for total consideration of $2 from its sole shareholder and President, Mr. A.J. Vesak.

COMMENT: 2 PROSPECTUS SUMMARY

SUPPLEMENTAL DISCLOSURE

The reference to 'material circumstances' was made in error and we have amended the disclosure on page 3 to 'material risk'.

We provided Mr. Hutchison with instructions concerning investor funds to be held in trust. In return he provided us with a signed letter agreeing to follow our instructions and detailing his obligations and responsibilities. We have submitted the confirmation letter from Mr. Hutchison as exhibit 99.4. The acceptance by Mr. Hutchison of our instructions and his agreement to conform thereto establishes fiduciary responsibilities. As such we submit there are no additional risks that arise from the trust account. We also advise the Staff that there are no other additional arrangements, agreements or understandings not disclosed in the prospectus concerning the trust account.

AMENDED DISCLOSURE, page 3, paragraph 3

All funds will be returned to investors without deductions if we do not raise $50,000 within 180 days from the date this prospectus is declared effective and there is no material risk that the funds will not be returned if we do not raise $50,000.

COMMENT: 3 RISK FACTORS

AMENDED DISCLOSURE, page 5, paragraph 2

We have one officer and director and he spends only a portion of his time on our business. Mr. Vesak devotes approximately 75% of his time to the business of the company. He also has a business interest as a Director and Director of Photography and he may establish future business interests that are similar to ours but do not involve us. A conflict of interest may arise between the best interests of our company and the best interests of Mr. Vesak's other business interest. In such a situation where a conflict of interest exists any decision by Mr. Vesak which furthers the best interests of his other business interest may be harmful to our business. Additionally, we have no established parameters or understandings regarding the allocation of present or future business opportunities between us and Mr. Vesak's other business interest.

COMMENT: 4 RISK FACTORS

AMENDED DISCLOSURE, page 5, paragraph 3

Our President is our sole director and executive officer. He has been responsible for establishing quality controls and will also monitor these controls. Mr. Vesak founded the company and has been responsible for all aspects of the business since its inception. He has established our quality controls and monitors those controls. There can be no guarantee that this conflict of interest may not result in errors and omissions going undetected.

If we lose the services of our President we will be left without management. Mr. Vesak has a thorough knowledge of our business and in particular DVD production. Mr. Vesak is our sole officer and director and the loss of his services and knowledge of our business will likely result in the failure of our business and the total loss of your investment.

COMMENT: 5 USE OF PROCEEDS

AMENDED DISCLOSURE, page 7, paragraph 1

The proceeds from the sale of the shares of common stock offered by us will be between $50,000 and $100,000 based on a public offering price of $0.05 per share. The table below outlines our intended use of proceeds during the twelve-month period following this offering for $50,000 and $100,000 raised:

$50,000 raised	$100,000 raised
1) To complete one DVD in the Craft College series.	1) To complete the Craft College series of DVDs
2) To pay for studio and office rent.	2) To pay for studio and office rent.
3) To pay for legal and auditing fees.	3) To pay for legal and auditing fees
4) To continue our efforts to secure distribution channels through third party agents.	4) To continue our efforts to secure distribution channels through third party agents
5) To commence an online marketing campaign.

COMMENT: 6 USE OF PROCEEDS

AMENDED DISCLOSURE, Use of proceeds, page 7, paragraph 5

We will devote fewer funds to the production of DVDs and more to travel if less than the maximum is raised. We anticipate requiring additional meetings with more retailers in order to secure sales than would otherwise be the case with a completed series. Consequently, a greater amount of travel will be required.

AMENDED DISCLOSURE, Management discussion, page 18, paragraph 5

We will devote fewer funds to the production of DVDs and more to travel if less than the maximum is raised. We anticipate requiring additional meetings with more retailers in order to secure sales than would otherwise be the case with a completed series. Consequently, a greater amount of travel will be required.

COMMENT: 7 PLAN OF DISTRIBUTION

AMENDED DISCLOSURE, page 9, paragraph 5

Currently, no restrictions have been placed on our officer and director from buying in this offering nor on the number of shares he may acquire to reach the minimum. However, he has no preliminary plans, intentions or arrangements to buy securities in the offering. Any purchase by our officer and director will be done on the same terms and under the same conditions as those offered to the public and with investment purposes only and not with the intent to resell.

COMMENT: 8 MARKETING PLAN

AMENDED DISCLOSURE, page 15, paragraph 5

We have not entered into any agreements with other agents than Brand Specialists and anticipate costs to secure additional agency agreements. Though there can be no certainty as to the extent of these costs, based on our experience with Brand Specialists we anticipate they will likely entail travel expenses and legal fees associated with document review.

For the numerous small specialty stores we will seek to penetrate this market through the use of business-to-business members only warehouses such as Sams Club and Cosco. Business-to-business stores are retailers whose customers are primarily buying products for resale to other consumers.

COMMENT: 9 INDUSTRY

SUPPLEMENTAL DISCLOSURE

We have not been able to locate more recent sources for the information provided by the US F&W, ASA or the HIA report.

We have not received consent to incorporate portions of the HIA report into our filing. As a consequence we have limited our disclosure to information that can be found in the executive summary of the report. The executive summary is public information available free of charge on the HIA web site and can be found at (http://www.hobby.org/pdfs/research/02_execsummary.pdf) and we have faxed a copy for SEC staff review.

AMENDED DISCLOSURE, page 15, paragraph 6

We operate within the hobby and craft industry. The crafting sector is set to benefit from favorable demographics, particularly a more affluent baby boomer population, continued strength in investments in the home and purchases of new homes and an increasing focus on home-based, family activities. According to the executive summary of the most recent industry survey published by the Hobby Industry Association in 2002 the size of the craft market at that time was estimated in excess of $29 billion.

Based on the most recent national survey of fishing and hunting published by the U.S. Fish and Wildlife Services and the American Sportsfishing Association in 2001 there were 44 million people in America who practice sportsfishing with total retail sales of sportsfishing and related products estimated to be in excess of $41 billion. It is nearly impossible to characterize sportsfishermen, also known as anglers, as a group because sportfishing is practiced by such a large and diverse number of Americans and the following information must be viewed with caution.

The reports from the Hobby Industry Association, U.S. Fish and Wildlife Services and the American Sportsfishing Association are from 2001 and 2002. Significant changes might have occurred since their publication. Readers are cautioned about drawing conclusions on the current size of the markets based on these reports.

COMMENT: 10 MANAGEMENT DISCUSSION AND ANALYSIS

AMENDED DISCLOSURE, page 20, paragraph 3

We do not anticipate any additional web site development expenditures and except for legal and accounting fees, which are included in our use of proceeds, we do not foresee any ongoing filing fees associated with Exchange Act requirements as we will format and file all reporting documents internally.

COMMENTS: 11 SIGNATURES

AMENDED DISCLOSURE, page 46, paragraph 2

Signature	Title	Date

/s/ Alexander Vesak Alexander Vesak	President, Chief Executive Officer, Chief Financial Officer, principal accounting officer, and sole Director	June 1, 2005